KH 3/31

12013860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 50043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Crescent Green Drive Suite 115
(No. and Street)

Cary	North Carolina	27518
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jean Konzman (919-854-4453)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rives and Associates, LLP
(Name – *if individual, state last, first, middle name*)

1023 W. Morehead Street	Charlotte	North Carolina	28208
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 4/2

OATH OR AFFIRMATION

I, Andrew G. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Andrew G. Burch
Signature

President
Title

Katherine E. Adams
Notary Public
My Commission Expires 6 / 6 / 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAROLINA SECURITIES, INC.

Financial Statements
and
Supplementary Information

Years Ended December 31, 2011 and 2010

CAROLINA SECURITIES, INC.
Table of Contents

	Page No.
Independent Auditors' Report on Financial Statements and Supplementary Information	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income (Loss)	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information:	
Computations of Net Capital Pursuant to SEC Rule 15c3-1	8
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-1	10

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report on Financial Statements and Supplementary Information

Board of Directors
Carolina Securities, Inc.
Cary, North Carolina

We have audited the accompanying statements of financial condition of Carolina Securities, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of income (loss) and retained deficit, changes in stockholder's equity, and statements of cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplementary information contained on page 8 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America The information is fairly stated in all material respects in relation to the financial statements as a whole.

Rives & Associates, LLP

February 24, 2012

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336 248 2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

CAROLINA SECURITES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

ASSETS

	2011	2010
Current assets:		
Cash and cash equivalents	$ 6,665	$ 6,078
Prepaid expenses	-	-
Total current assets	6,665	6,078
Total assets	$ 6,665	$ 6,078

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Total liabilities	$ -	$ -
Stockholder's equity:		
Common stock, $0.01 par value, 100,000 shares authorized, 200 shares issued and outstanding	2	2
Additional paid-in capital	33,617	26,617
Retained deficit	(26,954)	(20,541)
Total stockholder's equity	6,665	6,078
Total liabilities and stockholder's equity	$ 6,665	$ 6,078

The accompanying notes are an integral part of these financial statements.

CAROLINA SECURITIES, INC.
STATEMENTS OF INCOME (LOSS)
Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Interest	$ 6	$ 7
Other	80	-
	86	7
Expenses:		
Professional fees	5,000	5,000
State taxes	60	60
Bank service charge	19	-
Regulatory fees	1,420	2,000
	6,499	7,060
Net loss	$ (6,413)	$ (7,053)

The accompanying notes are an integral part of these financial statements.

CAROLINA SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances at January 1, 2010	$ 2	$ 25,617	$ (13,488)	$ 12,131
Capital contribution		1,000		1,000
Net loss for 2010			(7,053)	(7,053)
Balances at December 31, 2010	2	26,617	(20,541)	6,078
Capital contribution		7,000		7,000
Net loss for 2011			(6,413)	(6,413)
Balances at December 31, 2011	$ 2	$ 33,617	$ (26,954)	$ 6,665

The accompanying notes are an integral part of these financial statements.

CAROLINA SECURITES, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (6,413)	$ (7,053)
Adjustments to reconcile net loss to net cash used by operating activities:		
Cash flows from changes in:		
Prepaid expenses	-	1,000
Net cash used by operating activities	(6,413)	(6,053)
Cash flows from financing activities:		
Capital contribution	7,000	1,000
Net cash provided by financing activities	7,000	1,000
Net increase (decrease) in cash and cash equivalents	587	(5,053)
Cash and cash equivalents, beginning of year	6,078	11,131
Cash and cash equivalents, end of year	$ 6,665	$ 6,078
Supplemental disclosures of cash flow information:		
Cash paid for:		
Income taxes	$ -	$ -
Interest	-	-

The accompanying notes are integral part of these financial statements.

CAROLINA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:
Carolina Securities, Inc., (the "Company"), was incorporated in North Carolina on January 22, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's revenue will be generated principally by fees collected for serving in an advisory capacity for corporate finance activities and providing investment and management advisory services to corporations. The Company operates primarily within the Southeastern United States.

Net Capital Requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010 the Company had net capital of $6,664 and $6,078, which was $1,664 and $1,078 in excess of its required net capital of $5,000. The Company had no indebtedness at December 31, 2011 and 2010.

Basis of Accounting:
The financial statements were prepared on the accrual basis of accounting.

Cash and Cash Equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 24, 2012.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has paid no management fees for the years ended December 31, 2011 and 2010.

CAROLINA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 3 - INCOME TAXES

Deferred income taxes result primarily from temporary differences in financial reporting and income tax reporting of certain assets and liabilities, as well as operating loss carryforwards. Deferred income tax assets or liabilities are classified as current or non current based on the expected date of realization. A valuation allowance is used against deferred tax assets if the benefit derived from the deferred tax asset many not be fully realized. At December 31, 2011 and 2010 the deferred tax asset balance resulting from net operating loss carryforwards totaled $7,389 and $6,006 with a valuation allowance of $7,389 and $6,006 and expiration dates between 2023 and 2031.

NOTE 4 - SUBORDINATED LIABILITES

The Company had no existing subordinated liabilities during 2011 and 2010. Therefore, the Statement of Changes in Liabilities Subordinated to Claims of General Creditors is not required.

NOTE 5 - UNCERTAIN TAX PROVISIONS

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits.

SUPPLEMENTARY INFORMATION

CAROLINA SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Years Ended December 31, 2011 and 2010

	2011	2010
Net capital:		
Total stockholder's equity	$ 6,665	$ 6,078
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's quity qualified for net capital	6,665	6,078
Add:		
Subordinated borrowings in computation of net capital	-	-
Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated borrowings	6,665	6,078
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	-	-
Total nonallowable assets	-	-
Net capital	$ 6,665	$ 6,078
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ -	$ -
Total aggregate indebtedness	$ -	$ -
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ -	$ -
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Ratio: Aggregate indebtedness to net capital	$ -	$ -

CAROLINA SECURITIES, INC.
COMPUTATIONS OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Years Ended December 31, 2011 and 2010

Reconciliation of the computation of net capital to the unaudited FOCUS,
Part IIA Under Rule 15c3-1 of the Securities and Exchange Commission
as of December 31, 2010 and 2009:

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	6,665	$	6,078
Audit adjustment to record depreciation and other items		-		-
Net capital, as reported on the audited financial statements Schedule 1 - net capital	$	6,665	$	6,078

Exemption Provisions Under Rule 15c3-3
Carolina Securites, Inc. claims an exemption from Rule 15c3-3 under section (k)(2)(i).

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Carolina Securities
Cary, North Carolina

In planning and performing our audits of the financial statements of Carolina Securities, Inc., (the "Company"), as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

February 24, 2012

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Board of Directors
Carolina Securities, Inc.
1225 Crescent Green Drive Suite 115
Cary, NC 27518

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Carolina Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Carolina Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carolina Securities, Inc.'s management is responsible for the Carolina Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, amounts were re-footed and compared to the general ledger, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rives & Associates, LLP

February 24, 2012

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 86

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 86

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

SIPC Net Operating Revenues $ -0-

General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050043 FINRA DEC
CAROLINA SECURITIES INC 16*16
1225 CRESCENT GRN STE 115
CARY NC 27518-8119

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) (-0-)

____
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) -0-

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Carolina Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of Feb, 2012

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: